52 Edison Court
Monsey, NY 10952
E:   info@gisser.com
W:  www.gisser.com
P:   845.356.8008
F:   845.356.8118

November 13, 2007

Mr. David R. Humphrey
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Responses to Comments for:
Gisser Automotive Concepts, Inc.
Registration Statement on Form SB-2
Filed August 7, 2007
File No. 333-145181

Dear Mr. Humphrey,

We have received your comments both by fax to our Securities Counsel and then by USPS mail. First I would like to thank you for the expeditious review of our submission to your agency. Additionally, I would like to extend our gratitude for the detail in which you and your associates have provided in your review. We all realize that it is certainly in the best interest of GAC and any potential investors who may subscribe in the future. We would like to disclose all the necessary information so investors have a clear picture of GAC’s current status and future plans.

With that said, enclosed we have listed the responses to each of your comments and if applicable, have highlighted in yellow the edits that we have added or changed. Also enclosed are several documents to help clarify our responses to certain comments as noted.

We have chosen to hold off on another round of EDGARizing so that you may first have the opportunity to review these responses. Once they have all been addressed to your satisfaction, we will submit all required documents to our EDGARizing firm.

We do plan on requesting the accelerated effective date as per your letter and comments dated August 23, 2007. However, we await your response to this filing amendment and further instructions before doing so. Please advise if it would now be appropriate to make such request and what affective date would be the most sensible.

I may be reached at the phone number or address above.

Thank you again for your assistance.

Sincerely,

Daryl K. Gisser
President, GAC

1. We are a development stage Company, page 10

Since the financial statements have been updated at your request to the Interim period ended July 31, 2007, we have used your formula and applied it to that period for the working capital deficiency and shareholders’ deficit. Thank you for your correction to $539,141. Revisions have been made where applicable in the Capitalization and Dilution tables.

2. Use of Proceeds, page 15

“Amount of Net Proceeds” column has been corrected to the 5% you noted.

3. Capitalization, page 16

The requested revisions have been amended in the filing. Please see the attached/enclosed word document specifically the yellow highlights.

4. Dilution, page 17 (a)

The requested revisions have been amended in the filing. Please see the attached/enclosed word document specifically the yellow highlights.

5. Dilution, page 17 (b)

The requested revisions have been amended in the filing. Please see the attached/enclosed word document specifically the yellow highlights.

6. Business Overview, page 18 (a)

The requested revisions have been amended in the filing. Please see the attached/enclosed word document specifically the yellow highlights.

7. Business Overview, page 18 (b)

The requested revisions have been amended in the filing. Please see the attached/enclosed word document specifically the yellow highlights.

8. Management’s Discussion and Analysis, page 24 (a)

The requested revisions have been amended in the filing. Please see the attached/enclosed word document specifically the yellow highlights.

9. Management’s Discussion and Analysis, page 24 (b)

The requested revisions have been amended in the filing. Please see the attached/enclosed word document specifically the yellow highlights.

10. Management’s Discussion and Analysis, page 24 (c)

The requested revisions have been amended in the filing. Please see the attached/enclosed word document specifically the yellow highlights.

11. Management’s Discussion and Analysis, page 24 (d)

The suggested relocation of the referred to text has been completed. Please see the attached/enclosed word document specifically the yellow highlights beginning with “As a result of all offerings...”

12. Management’s Discussion and Analysis, page 24 (e)

The suggested removal of the referred to text related to the Market Research Feasibility Study and related information has been completed. Please see the attached/enclosed word document specifically the lack of this text.

13. Management’s Discussion and Analysis, page 24 (f)

The suggested relocation of the three referred to text sections; The Market for Our Products, Excerpts from the Market Feasibility Study & Marketing Strategy, from MD&A have been completed. Please see the attached/enclosed word document specifically the yellow highlights beginning with “The Market for Our Products”.

14. Results of Operations, page 25

The requested revisions have been amended in the filing. Please see the attached/enclosed word document specifically the yellow highlights.

15. Principal Shareholders, page32

The requested revisions have been amended in the filing. Please see the attached/enclosed word document specifically the yellow highlights.

16. Common Stock, page 39

The requested revisions have been amended in the filing. Please see the attached/enclosed word document specifically the yellow highlights.

17. Experts, page 43

The requested revisions have been amended in the filing. Please see the attached/enclosed word document specifically the yellow highlights.

18. Signatures

The requested signatures have been included as an exhibit in the filing. Please see the attached/enclosed scanned documents.

19. Financial Statements

The requested revisions have been noted in the filing. The relocation of the Financial Statements will be relocated to Part I once we obtain your approval on the other comments and the complete file is updated through our EDGARizing service bureau.

20. Audited Financial Statements for the Years Ended April 30, 2006 and 2005, page F-1

The above referenced Financial Statements have been deleted as requested. References to the other auditor and their report have been deleted as discussed.

Audited Financial Statements for the Years Ended April 30, 2007 and 2006

21. Report of Independent Registered Public Accounting Firm. Page F-1

The requested revisions have been amended in the filing. Please see the above referenced Financial Statements.

22. Report of Independent Registered Public Accounting Firm. Page F-1

The requested revisions have been amended in the filing. Please see the above referenced Financial Statements. References to other auditor and their report have been deleted as discussed.

23. Balance Sheets, page F-2

The requested corrections have been amended in the filing. Please see the above referenced Financial Statements.

24. Balance Sheets, page F-2

The requested revisions have been amended in the filing. Please see the above referenced Financial Statements.

25. Statements of Operations, page F-3 and Statements of Cash Flows, page F-4

The requested revisions have been amended in the filing. Please see the above referenced Financial Statements.

26. Statements of Stockholders’ Equity, page F-5

The requested corrections have been amended in the filing. Please see the above referenced Financial Statements.

Note A. Summary of Significant Accounting Policies, page F-10

27. Research and Development, page F-10

The Company has two vehicles that were referred to in the filing either within the editorial or Financial Statements of our SB-2 filing.

The first vehicle is referred to as the prototype which was acquired from our president on the day of incorporation. The Company’s policy was to depreciate this vehicle. As of July 31, 2007 this asset has been depreciated to its full value of approximately $170,675.

The second vehicle noted in the Financial Statements is referred to as inventory which has a future or alternative use. It is the Company’s policy to capitalize all expenses related to the production of this asset and has been noted on our balance sheet as approximately $130,156.

Unlike other capitalized assets, it is the Company's policy not to depreciate this asset. Please also refer to the above referenced Financial Statements.

28. Stock-Based Compensation, page F-11

The requested revisions have been amended in the filing. Please see the above referenced Financial Statements.

29. Business Combinations and Goodwill, page F-11

The requested revisions have been amended in the filing. Please see the above referenced Financial Statements.

30. Note C. Related Party Transactions, Page F-12

The 794,286 common shares that are still due are a combination of shares due as of YE 2006 in the amount of 397,143 and of shares due as of YE 2007 in the amount of 397,143. They are due for three reasons that were part of either an employment or loan agreement or by means of dividends stated in the Companies Restated Articles of Incorporation.

Please see the attached schedules for both years for calculations for these two years.

The dollar amount has not been recorded as a liability or expense on our financial statements since these shares have not been issued yet.

The Company doesn't intend on reducing the number of shares we will offer by the number of shares due for these deferrals and dividends.

31. Note D, Income Taxes, Page F-13

The requested revisions have been amended in the filing. Please see the above referenced Financial Statements.

32. Note E, Stockholder’s Equity, page F-13

The equipment that was contributed by our President on May 23, 2007 consisted primarily of early stage tooling molds and chassis jigs and fixtures to manufacture our MEC4 vehicles. Not all molds were production level or existed at the time of this transfer. This equipment is specialized equipment and was created new by our President from 1990 through the transfer date approximately seven years later. During this period, considerable time and financial resources were invested into the creation of these assets as an ongoing basis. Certain molds were created during the years to follow and the chassis fixture was also improved upon. Materials and labor expenses related to the creation of this equipment were capitalized.

The breakdown of the assets of our President, Daryl K. Gisser are:

Technology

Patent No. 374847	$55,000
Tools	6,000
Molds	550,000
Jigs/Fixtures	150,000
Prototype Vehicle	150,000
Total	$911,000

The following represents the issuance of shares to our President/CEO for the transfer of assets. Common shares have a par value of $0.01 per share. The preferred shares have a stated value of $1.80.

Common Shares	1,200,000	$.01	$12,000
Preferred Shares	500,000	$1.798	$899,000
			$911,000

Please refer to the spreadsheet “GAC - Mold Analysis” for the Molds and Jigs/Fixtures total on May 23, 1997 totaling $700,000.

The Company has been extremely conservative in the transfer of assets, namely the prototype and tooling molds, from our President on or about the date of incorporation.

The prototype vehicle has been appraised for $452,000. Please refer to enclosed appraisal from AVM Automotive Consulting. This prototype was transferred for only $150,000 even with this value in mind. Inventory vehicle has also been appraised for $549,000, however, only the cost basis is reflected and capitalized in our financial statements.

Please also refer to the enclosed articles referring to the Cost of Concepts Cars from various sources. These establish the market value of the prototype vehicle alone was $1.5M....however, the assets were still transferred at the approximate cost basis. Please also refer to the Blue Dot proposal to recreate a similar prototype but not production molds.

The Molds and Jigs/Fixtures have been depreciating while the prototype vehicle has been completely depreciated after capitalizing some additional materials since it was considered R&D. The total prototype vehicle depreciation was $170,674.69

Please see the attached “Assets Worksheet” for the 32,924 shares issued to our CEO and director for the transfer of equipment in fiscal year 2003.

33. Note E, Stockholder’s Equity, page F-13

All stockholder’s equity transactions, from inception, have been edited where applicable to clearly reflect such items as deferral of salary, loan payments and preferred stock dividends. Some of which were made in consideration of late payments. Dividends on Preferred Stock were made as part of the Articles of Incorporation while other consideration was paid in for the deferral of salaries and loans. The 2005 transactions and for that matter, the 2006 transactions, are now worded exactly as all others. Please see the above referenced Financial Statements and Articles of Incorporation.

34. Note E, Stockholder’s Equity, page F-13

The requested tables have been attached. Please see the enclosed options related information.

Interim Financial Statements for period Ended July, 31, 2007 (date of interim was updated)

35. General

The requested revisions have been amended in the filing. Please see the above referenced Financial Statements.

36. General

The requested revisions have been amended in the filing. Please see the above referenced Financial Statements.

37. General

We have considered your suggestion which certainly makes sense. Since we have deleted one set of financials the issue only presents itself now in one instance in the interim. Given that we are also presenting our financials separately to other parties, we did not want to have duplicate sets of financials on file and hope that this will not be a major future concern if we were to be left alone.

38. Report of Independent Registered Public Accounting Firm, page F-1 (Interim Review Report)

The requested revisions have been amended in the filing. Please see the above referenced Financial Statements.

39. Report of Independent Registered Public Accounting Firm, page F-1 (Interim Review Report)

The requested Exhibit 15 letter from Ross & Company CPA is attached. Please refer to the exhibits.

40. Note A. Summary of Significant Accounting Policies, page F-10

The requested revisions have been amended in the filing. Please see the above referenced Financial Statements.

41. Commitments and Contingencies, page F-16

The number of options to be issued to our directors and those resulting from preferred stock dividends appear to be decreased from April 30, 2007 since they are only for the first fiscal quarter ended July 31, 2007. The bonuses resulting from the deferral of loans and salaries payable have not been noted as they may be paid and no bonus would be due. No accounting entries have been made relating to these since they have not been issued. Should they be issued at a later date, the appropriate accounting entries will be made at that time.

42. Age of Financial Statements

The requested revisions have been amended in the filing. Please see the above referenced Financial Statements.

43. Accountants’ Consent

The requested updated consent has been amended in the filing. Please see the above referenced Financial Statements and/or exhibits.